July 15, 2013

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	WFRBS Commercial Mortgage Trust 2012-C7
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-177891-01

The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to
December 31, 2012
Filed February 13, 2013
File No. 025-00538

Liberty Island Group I LLC
Form ABS-15G for the Reporting Period January 1, 2012 to
December 31, 2012
Filed February 11, 2013
File No. 025-01194

Dear Ms. Bancroft:

We are counsel to RBS Commercial Funding Inc. (“RBSCF”) in connection with your letter dated June 28, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission
(the “Commission”) relating to the above-captioned Form 10-K and Forms ABS-15G (collectively, the “Filings”).  RBSCF acknowledges receipt of the Comment Letter providing comments to the Filings.  Consistent with the Comment Letter, we hereby advise you that RBSCF intends to provide a response to the Staff’s comments on or before July 31, 2013.  RBSCF greatly appreciates the Staff's cooperation in this regard.

Patrick T. Quinn    Tel +1 212 504 6067    Fax +1 212 504 6666    pat.quinn@cwt.com

July 15, 2013

Very truly yours,
/s/ Patrick T. Quinn

Patrick T. Quinn

cc:	Douglas Tiesi
Joseph Thomas, Esq.